Exhibit 99.1



Alcon Plans to Repurchase Up to One Million Shares

HÜNENBERG, Switzerland – September 8, 2008 – Alcon, Inc. (NYSE: ACL) announced today that it intends to repurchase up to one million common shares by December 31, 2008. The company will purchase the shares from the public to cover employee equity compensation plans. Neither Nestlé SA nor Novartis AG will participate in the program. Alcon has approximately 70 million shares that are publicly-traded out of total outstanding shares of approximately 300 million.

Alcon has been engaged in share repurchases to cover employee equity compensation grants since going public in 2002. Earlier this year, the board suspended share repurchases under all of its prior plans due to the anticipated share purchase and sale between Nestlé and Novartis, the first step of which was accomplished in July. Nestlé currently owns approximately 52% of outstanding common shares and Novartis currently owns just under 25% as a result of that transaction. These ownership interest percentages are not expected to change materially as a result of this share repurchase plan.

In other corporate actions, Paul Polman informed the board of directors of his resignation from the board effective September 6, 2008. The board thanks him for his contributions as a board member since he joined the board in May of 2006. A replacement for Polman will be voted on by shareholders at the company's next Annual General Meeting of Shareholders on May 5, 2009 in Zug, Switzerland.

# # #

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

-more-

For information, contact:
Doug MacHatton
Vice President
Investor Relations and
Strategic Corporate
Communications
800-400-8599

www.alcon.com